UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________________________________________

FORM 6-K

______________________________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2020

______________________________________________________________________

Commission File Number: 001-38067

______________________________________________________________________

Verona Pharma plc
(Translation of registrant's name into English)

 ______________________________________________________________________

3 More London Riverside
London SE1 2RE UK
+44 203 283 4200
(Address of principal executive office)

  ______________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

David Zaccardelli, Pharm. D. was appointed as President and Chief Executive Officer of Verona Pharma plc (the “Company”) and as a member of the board of directors of the Company (the “Board”), effective as of February 1, 2020, and Mark W. Hahn was appointed as Chief Financial Officer of the Company, effective as of March 1, 2020. Dr. Zaccardelli succeeds Jan-Anders Karlsson, Ph.D., who has retired from his position as Chief Executive Officer and a member of the Board in order to pursue non-executive roles. Mr. Hahn succeeds Piers Morgan, who resigned as the Chief Financial Officer of the Company, effective as of February 28, 2020.
On February 3, 2020, the Company issued a press release announcing the appointments of Dr. Zaccardelli and Mr. Hahn and the retirement of Dr. Karlsson and resignation of Mr. Morgan, which is furnished herewith as Exhibit 1.
The information in the first paragraph under “Information Contained in this Report on Form 6-K” in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-217521) and Registration Statement on Form F-3 (File No. 333-225107).

EXHIBIT INDEX

Exhibit No.	Description
1	Press Release dated February 3, 2020, of Verona Pharma plc

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: February 4, 2020	By:	/s/ David Zaccardelli, Pharm. D.
		Name:	David Zaccardelli, Pharm. D.
		Title:	Chief Executive Officer